Filed By Classic Bancshares, Inc.
Pursuant to Rule 425 under the Securities and Exchange Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934

Subject Company: First Federal Financial Bancorp, Inc.
Commission File No.  000-28020

On January 24, 2003, Classic Bancshares, Inc. and First Federal Financial Bancorp, Inc. issued the following press release announcing their third quarter earnings and declares a cash dividend.

FOR IMMEDIATE RELEASE
---------------------

     For Additional Information Contact:
     David B. Barbour, President and Chief Executive Officer
     Lisah M. Frazier, Chief Operating Officer and Chief Financial Officer
     (606) 326-2800 Fax (606) 326-2801 www.classicbank.com

CLASSIC BANCSHARES, INC. REPORTS FISCAL 2003 THIRD QUARTER EARNINGS AND DECLARES
                                A CASH DIVIDEND

         Ashland, Kentucky, -- January 24, 2003 -- Classic Bancshares, Inc. (NASDAQ - CLAS) reported net income of $2.2 million, or $1.91 per diluted share for the nine months ended December 31, 2002 compared to net income of $1.6 million, or $1.45 per diluted share for the nine months ended December 31, 2001. Net income for the third quarter ended December 31, 2002 was $788,000, or $.70 per diluted share compared to $623,000 or $.57 per diluted share for the third quarter ended December 31, 2001.

         The Company's assets increased approximately $21.2 million from $215.4 million at March 31, 2002 to $236.6 million at December 31, 2002. The growth for the nine-month period was primarily in the loan portfolio, which increased approximately $19.8 million. The increase in loans was primarily in the consumer, commercial business and commercial real estate portfolios. Increased deposits funded loan growth during the nine-month period with deposits increasing approximately $17.1 million for the nine months ended December 31, 2002.

         Total non-performing assets represented .6% of total assets at December 31, 2002 compared to .3% at March 31, 2002. The increase was a result of an increase in non-performing loans in primarily the 1-4 family mortgage portfolio and commercial real estate portfolio. The Company recorded a provision for loan losses of $306,000 for the nine-month period and had net charge-offs of $23,000 for the nine-month period resulting in an allowance for loan losses of $1.9 million at December 31, 2002. The allowance at December 31, 2002 was equal to 139% of total non-performing loans and non-performing assets and 1.1% of total loans receivable.

         Net interest income increased for both the nine-month period and the third quarter. Net interest income increased $1.4 million for the nine months ended December 31, 2002 compared to the same period in 2001 and $338,000 for the third quarter ended December 31, 2002 compared to the same period in 2001. The increase in net interest income was due to an increase in interest income and a decrease in interest expense. Interest income increased primarily due to the increases in interest-earning assets noted above. Interest expense decreased due to a decrease in the cost of funds resulting from a decline in interest rates. During the period of declining interest rates, liabilities, particularly deposits, repriced more quickly than assets.

         The Company's non-interest income grew for both the nine-month period and the quarter. Non-interest income increased $123,000 for the nine months ended December 31, 2002 compared to the same period in 2001 and $45,000 for the third quarter ended December 31, 2002 compared to the same period in 2001. Non-interest income increased primarily due to an increase in fees and service charges on deposit accounts as a result of a larger deposit base.

         Non-interest expense increased for both the nine-month period and the quarter. Non-interest expense increased approximately $627,000 for the nine months ended December 31, 2002 as compared to the nine months ended December 31, 2001 and $171,000 for the third quarter ended December 31, 2002 compared to the same period in 2001. The increase in non-interest expenses was due to an increase in salaries and employee benefits, an increase in supplies and equipment expense and an increase in marketing and advertising expense. All of these expenses increased partially due to the opening of an additional banking office opened in Greenup County in August 2002. Non-interest expenses also increased due to the increased costs related to incentive-based compensation programs and an increase in ESOP expense due to the increase in the average market price of the Company's stock.

         Classic Bancshares, Inc. also announced that the Company would pay a quarterly cash dividend of $.08 per share. The dividend will be payable on February 18, 2003 to shareholders of record on February 4, 2003.

         Classic Bancshares, Inc. previously announced that the Company entered into a definitive merger agreement with First Federal Financial Bancorp, Inc. Under the terms of the agreement, First Federal Financial Bancorp, Inc. will merge into Classic Bancshares, Inc. in a transaction valued at approximately $11.5 million. The deal is subject to certain conditions, including the approval of the shareholders of Classic Bancshares, Inc. and First Financial Bancorp, Inc. and receipt of regulatory approval.

         Classic Bancshares, Inc. is headquartered in Ashland, Kentucky and has one subsidiary, Classic Bank. Classic Bank operates at 344 Seventeenth Street, Ashland, Kentucky with seven branch offices located in Boyd, Carter, Greenup and Johnson counties in Kentucky.

         When used in this press release, the words or phrases "should result," "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including changes in economic condition in the Company's market area including unemployment levels and plant closings, real estate values in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

         The Company does not undertake-and specifically declines any obligation-to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.





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





SELECTED FINANCIAL DATA

     The following table sets forth selected financial data of Classic Bancshares, Inc. as of December 31, 2002 and March 31, 2002 and for the three and nine months ended December 31, 2002 and 2001


                                                         December 31,    March 31,
                                                             2002          2002
                                                             ----          ----
                                                               (In Thousands)
SELECTED FINANCIAL CONDITION DATA:
----------------------------------
Total Assets                                               $236,626      $215,447
Cash and other interest bearing deposits
     with other financial institutions                        5,771         5,400
Loans receivable, net                                       180,161       160,316
Investment securities,

     Available for sale                                      29,149        27,284
Mortgage-backed securities,
     Available for sale                                       7,101         9,064
Goodwill                                                      5,555         5,555
Deposits                                                    175,988       158,874
Securities sold under agreement to repurchase                 4,630         5,396
FHLB advances                                                29,147        27,401
Stockholders' Equity, subject to certain restrictions        24,414        21,981



                                               Three Months Ended        Nine Months Ended
                                                  December 31,              December 31,
                                                  ------------              ------------
                                               2002         2001         2002         2001
                                               ----         ----         ----         ----
                                                             (In Thousands)
SELECTED OPERATIONS DATA:
-------------------------
Total interest income                        $ 3,581      $ 3,423      $10,661      $10,310
Total interest expense                         1,241        1,421        3,783        4,837
                                             -------      -------      -------      -------
    Net interest income                        2,340        2,002        6,878        5,473
Provision for loan losses                         96          127          306          268
                                             -------      -------      -------      -------
    Net interest income after provision
    for losses on loans                        2,244        1,875        6,572        5,205
                                             -------      -------      -------      -------
Fees and service charges                         383          312        1,028          900
Gain on sale of securities                         7            6           11            7
Other noninterest income                          74          101          181          190
                                             -------      -------      -------      -------
    Total noninterest income                     464          419        1,220        1,097
    Total noninterest expense                  1,615        1,444        4,802        4,175
                                             -------      -------      -------      -------
Income before income taxes                     1,093          850        2,990        2,127
Income tax expense (benefit)                     305          227          818          547
                                             -------      -------      -------      -------
    Net income                               $   788      $   623      $ 2,172      $ 1,580
                                             =======      =======      =======      =======

Basic earnings per share                     $  0.76      $  0.59      $  2.07      $  1.50
Fully diluted earnings per share             $  0.70      $  0.57      $  1.91      $  1.45





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





                                                                    At or for the                           At or for the
                                                                 Three Months Ended                       Nine Months Ended
                                                                    December 31,                             December 31,
                                                                    ------------                             ------------
                                                              2002                2001                2002                2001
                                                              ----                ----                ----                ----
                      OTHER DATA:
                      -----------
Return on average assets (ratio of annualized
   net income to total average assets)                             .1%                 .1%                 .1%                 .1%
Return on average equity (ratio of annualized
    net income to total average equity)                          13.1                11.6                12.3                10.0
Net interest margin* (Federal Tax Equivalent)                     4.6                 4.5                 4.6                 4.3
Non-performing assets to total assets                             0.6                 0.4                 0.6                 0.4
Allowance for loan losses to non-performing loans               139.1               281.6               139.1               281.6
Allowance for loan losses to loans receivable, net                1.1                 1.0                 1.1                 1.0
Non-interest expenses/ Total revenues**                          55.6                57.4                57.1                61.0
Book value per share                                     $      22.08         $     19.08         $     22.08        $      19.08
Tangible book value per share                            $      17.06         $     14.12         $     17.06        $      14.12
Total shares outstanding                                    1,105,486           1,120,336           1,105,486           1,120,336
Total weighted avg. shares outstanding for EPS              1,127,129           1,084,419           1,134,373           1,091,666
Number of full service offices                                      8                   7                   8                   7
Number of ATM locations                                            18                  18                  18                  18


-----------------------------------
* Net interest income (Federal Tax Equivalent) annualized divided by average earning assets.
** Total revenues = Net interest income (Federal Tax Equivalent)
+  non-interest income.








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